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                             February 9, 2021

       Brandon Bentley
       General Counsel
       InterPrivate Acquisition Corp.
       1350 Avenue of the Americas
       New York, New York 10019

                                                        Re: InterPrivate
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 2,
2021
                                                            File No. 333-251106

       Dear Mr. Bentley:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-4

       PROPOSAL NO. 2     THE CHARTER AMENDMENT PROPOSAL, page 145

   1. We note your response to comment 2 and reissue our comment. Please revise to reflect the amendment being
made to your exclusive forum provision. In that regard, we note the existing exclusive
forum provision in the Tenth article of your amended and restated
                                                        certificate of
incorporation provides concurrent jurisdiction in the Court of Chancery and the federal district
court for the District of Delaware for claims arising under the
                                                        Securities Act.
However, we note that the Proposed Certificate of Incorporation designates the federal
district courts of the United States of America as the exclusive forum for claims
arising under the Securities Act. Please revise your disclosures in
                                                        Proposal No. 2 and
Proposal No. 3.
 Brandon Bentley
InterPrivate Acquisition Corp.
February 9, 2021
Page 2

        You may contact Charles Eastman at (202) 551-3794 or Melissa Raminpour at (202) 551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special
Counsel, at (202) 551-3754 with any other questions.



                                                        Sincerely,
FirstName LastNameBrandon Bentley
                                                        Division of Corporation
Finance
Comapany NameInterPrivate Acquisition Corp.
                                                        Office of Manufacturing
February 9, 2021 Page 2
cc:       Alan I. Annex
FirstName LastName